August 26, 2021

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Attn: Matthew Derby, Esq. and Jan Woo, Esq.

Re:	AppMail, Inc.
Amendment No. 2 to Form 1-A
Filed July 27, 2021
File No. 024-11490

Dear Mr. Derby and Ms. Woo:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer of AppMail, Inc., the above-referenced issuer (“AppMail”, or the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the amendment to Issuer’s Amendment No. 2 to Form 1-A, filed on July 27, 2021 (the “Filing”) provided in your letter dated August 10, 2021 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter and provide explanation, where necessary, of Amendment No. 2 to the Form 1-A filed on July 27, 2021 (the “Amendment”). Our responses follow the text of each comment, which we have reproduced below for your convenience.

Amendment No. 2 to Form 1-A filed July 27, 2021

Summary of the Offering, page 7

1.	Please disclose in the summary and in the use of proceeds section that the company intends to pay $48,000 each to Shi Li and Duncan Sham from the proceeds of this offering for deferred compensation as you note in response to prior comment 11.

Response: We have added disclosure in the summary and use of proceeds sections relating to these payments. Please see page 7 and 25.

Dilution, page 17

2.	Your response to prior comment 5 indicates that your calculation of net tangible book value includes total liabilities, however, the calculation provided only includes current liabilities and loans payable. Please revise your calculations and related disclosures, as necessary. In addition, reconcile the min/max offering costs of $248,750 and $695,000, respectively, included in the dilution table to the individual costs provided in your use of proceeds disclosure on page 25, which total $233,750 and $595,000 or revise as necessary.

Response: We have corrected our calculations of net tangible book value and revised the related disclosures on page 19. Please note that notes and SAFEs convert at the first closing of the offering, which results in an increase in net tangible book value post-financing as compared to net tangible book value pre-financing by $741,934. We have also reconciled the min/max offering costs on the dilution table on page 19 and in the use of proceeds disclosure on page 25, and have revised the disclosure on those pages accordingly.

Description of the Business, page 25

3.	We note your response to prior comment 8 that you do not expect to be materially dependent in future periods on LATAM Airlines Group S.A., a customer from which you generated all of you revenue in 2020. Explain the basis for your belief that you will not be materially dependent upon LATAM. Disclose the terms of any agreements with LATAM. Explain whether you have identified other customers or whether LATAM has indicated that it will decrease future orders.

Response: The agreement with LATAM Airlines Group S.A. (“LATAM”) is a service agreement that automatically renews, but LATAM has not made additional purchases under the agreement due to its bankruptcy. LATAM has advised us that it will make additional orders under this agreement once they are recovered from their bankruptcy, but we cannot count on these orders and so do not expect to be materially dependent on them. We have instead focused on onboarding free and proof-of-concept users to our beta stage product in the e-commerce vertical. For instance, we have been working on integrating our beta product with the partner programs of major e-commerce platforms such as Shopify, Woo Commerce, Wix, Square and others, and customer relationship management platforms like Salesforce and Adobe to generate future revenue. However, we have not generated any revenue from potential customers on these platform to date. We have revised the disclosure under revenue on page 30 to clarify these matters.

Note 9. Subsequent Events, page II-15

4.	We note from your revised disclosures in response to prior comment 14 that on March 15, 2021, you concluded the offering of 203,320 shares of Class common stock. Elsewhere throughout the filing you refer to the issuance of 60,993 shares of Class A common stock in 2021. Please tell us whether 60,993 Class A common shares are part of the 203,320 shares noted here. If not, revise to include a discussion of such issuance in your subsequent event disclosures. Also, ensure that the 1,486,742 Class A common shares outstanding as of March 15, 2021, as disclosed throughout the filing, properly reflect all share issuances after the most recent balance sheet date. In this regard, such amount appears to include only 60,993 shares issued after year-end and not the 203,320 referenced herein.

Response: The 60,993 shares of Class A common stock were issued in 2021 and are included in the 203,320 shares noted in Note 9. And the 1,486,742 shares of Class A common stock outstanding as of March 15, 2021 reflect all share issuances after the balance sheet date. 142,327 shares were issued pursuant to the offering referenced in 2020, and 60,993 in 2021. We have revised the disclosure in Note 9 to clarify this. See page II-15.

5.	According to the March 2021 amendment to your Certificate of Incorporation, 45.0 million shares of Class A common stock and 20.0 million shares of class F common stock are authorized for issuance. However, according to your Balance Sheet, 15.0 million and 25.0 million shares of Class and Class F common stock, respectively are available for issuance. Please clarify this apparent inconsistency or revise your disclosures as necessary.

Response: As previously stated in our July 27, 2021 letter, the March 2021 amendment to our Certificate of Incorporation only changed the name of the Company to AppMail, Inc. We filed the Amended and Restated Certificate of Incorporation previously filed as Exhibit 2.1, which effected the change in authorized shares, on August 20, 2021, and have updated the disclosure in Note 9 accordingly.

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel, Joseph F. Daniels, Esq. at (212) 609-6904.

Sincerely,

/s/ Shi Li

Shi Li, Chief Executive Officer